 Exhibit 99.1

AMENDMENT NO. 1 TO MERGER AGREEMENT

Dated as of

January 24, 2022

by and among

VIYI Algorithm Inc.,

Venus Acquisition Corporation,

Venus Merger Sub Corp., and

WiMi Hologram Cloud Inc.

AMENDMENT NO. 1 TO MERGER AGREEMENT

This AMENDMENT NO. 1 TO MERGER AGREEMENT (the “Agreement”), dated as of January __, 2022 (the “Signing Date”), by and among VIYI Algorithm Inc., a Cayman Islands exempted company (the “Company”), Venus Acquisition Corporation, a Cayman Islands exempted company (the “Purchaser”), Venus Merger Sub Corp., a Cayman Islands exempted company and wholly-owned subsidiary of the Purchaser (the “Merger Sub”) and WiMi Hologram Cloud Inc., a Cayman Islands company and the legal and beneficial owner of a majority of the issued and outstanding voting securities of the Company (“Majority Shareholder”). The Company, Purchaser, Merger Sub and Majority Shareholder are sometimes collectively referred to as the “Parties” and individually as a “Party”.

RECITALS

WHEREAS, the Parties have previously entered into that certain Merger Agreement dated as of June 10, 2021 (“Original Agreement”) whereby, among other things, VIYI will merge with Venus Merger Sub and VIYI will survive the merger as a wholly-owned subsidiary of Venus and continue its business operations (the “Merger”); and

WHEREAS, Venus has filed a combination Registration Statement and Proxy Statement on Form S-4 (SEC File No.: 333-257518) (“Registration Statement”) with the Securities and Exchange Commission (“SEC”) for the purpose of obtaining shareholder approval of the Merger and the other matters described therein;

WHEREAS, the Parties desire to amend certain terms, conditions and provisions of the Merger Agreement.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties accordingly agree as follows.

1. Defined Terms. Terms not otherwise defined in this Agreement shall have the meanings ascribed to such terms in the Original Agreement.

2. Section 4.3 of the Original Agreement is hereby amended and restated to read as follows:

Section 4.3 Governmental Authorization. Other than as set forth on Schedule 4.3 annexed hereto, no consent, approval or authorization of, or designation, declaration to or filing with, notice to, or any other action by or in respect of, any governmental Authority or other Person is required on the part of the Company with respect to the Company’s execution, delivery and performance of this Agreement and each Transaction Document to which it is a party or the consummation of the transactions contemplated hereby and thereby, except for (a) the filing of the Plan of Merger in accordance with the Cayman Companies Act, (b) the SEC declaration of effectiveness of the Proxy/Registration Statement, and (c) any consents, approvals, authorizations, designations, declarations, filings, notices or actions, the absence of which would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

3. Section 4.24 of the Original Agreement is hereby amended and restated to read as follows:

Section 4.24 Affiliate Transactions. Other than as described on Schedule 4.24 annexed hereto or as described in the Registration Statement, no (a) Company Shareholder, (b) former or current director, officer, manager, indirect or direct equityholder, optionholder or member of the Company or any of its Subsidiaries or (c) any Affiliate or “associate” or any member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Securities Exchange Act of 1934), of any Person described in the foregoing clauses (a) or (b), in each case, other than the Company or any of its Subsidiaries (each a “Related Party”), is (i) a party to any Contract or business arrangement with the Company or any of its Subsidiaries, (ii) provides any services to, or is owed any money by or owes any money to, or has any claim or right against, the Company or any of its Subsidiaries (other than, in each case, compensation for services performed by a Person as director, officer, service provider or employee of the Company or any of its Subsidiaries and amounts reimbursable for routine travel and other business expenses in the Ordinary Course of Business), or (iii) directly or indirectly owns, or otherwise has any right, title or interest in, to or under, any tangible or intangible property, asset, or right that is, has been, or is currently planned to be used by the Company or any of its Subsidiaries (the Contracts, relationships, or transactions described in clauses (i) through (iii), the “Affiliate Transactions”).

4. The Parties consent and agree that the prior Backstop Agreement as contemplated in the Original Agreement and as described in the Registration Statement, between Ever Abundant Investments Limited and Venus Acquisition Corporation dated as of June 10, 2021, shall be terminated and of no force and effect. The Parties further agree that a new Backstop Agreement shall be provided, simultaneously with execution of this Agreement, by WiMi Hologram Cloud Inc. which shall provide for a capital commitment or purchase of Venus securities in the amount of up to $15,000,000. Section 5.21 of the Original Agreement is hereby amended and restated to read as follows:

Section 5.21 Backstop Investment. Annexed hereto is a true, correct and complete duly executed Backstop Agreement(s) providing for the acquisition or purchase by WiMi Hologram Cloud Inc. as the backstop provider for up to an aggregate amount of US$15,000,000 upon the terms and conditions therein, and such Backstop Agreement is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified in any respect and no withdrawal or termination, amendment or modification in any material respect is contemplated by Purchaser. Such Backstop Agreement is a legal, valid and binding obligation of Purchaser and the backstop investor(s) thereunder, and neither the execution or delivery by any party thereto nor the performance of any party’s obligations thereunder violates any Laws. There is no other agreement, side letter, or arrangement between any of the Purchaser Parties and any investor relating to the Backstop Agreement that could affect in any material respect the obligation of the backstop investors thereunder. No Purchaser Party knows, as of the date of this Agreement, any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any Backstop Agreement not being satisfied. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of any of the Purchaser Parties under any material term or condition of the Backstop Agreement.

5. Section 11.1 is hereby amended and restated to read as follows:

11.1 Termination without Default. In the event that the Closing of the transactions contemplated hereunder has not occurred by June 30, 2022 (the “Outside Closing Date”) and no material breach of this Agreement by the party seeking to terminate this Agreement shall have occurred or have been made (as provided in Section 11.2 hereof), the Purchaser Parties or the Company, as the case may be, shall have the right, at its sole option, to terminate this Agreement without liability to the other side. Such right may be exercised by Purchaser Parties or the Company, as the case may be, by giving written notice to the other at any time after the Outside Closing Date.

7. The Parties shall cooperate in good faith to expeditiously amend the Registration Statement as soon as possible to reflect the agreements and amendments to the Original Agreement described and provided herein and to seek effectivness from the SEC.

8. This Agreement shall be construed in accordance with and governed by the laws of the State of New York, without giving effect to the conflict of laws principles thereof.

9. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties. A determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of any other provision hereof. The parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.

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IN WITNESS WHEREOF, each of the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

Purchaser	Venus Acquisition Corporation

By:
	Name:	Yanming Liu
	Title:	CEO

Merger Sub	Venus Merger Sub Corp.

By:
	Name:	Yanming Liu
	Title:	CEO

Company	VIYI Algorithm Inc.

By:
	Name:	Chengwei Yi
	Title:	CEO

Majority Shareholder	WiMi Hologram Cloud Inc.

By:
	Name:	Shuo Shi
	Title:	CEO

Signature Page